SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1998

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 33-66740

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   UNIROYAL CHEMICAL COMPANY, INC.
                          SAVINGS PLAN A
                           BENSON ROAD
                        MIDDLEBURY, CT 06749

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Crompton & Knowles Corporation
                One Station Place - Metro Center
                  Stamford, Connecticut 06902





                   UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A

                  Index to Financial Statements

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

Notes to Financial Statements

Statement of Net Assets Available for Plan Benefits, Fund Information

Statement of Changes in Net Assets Available for Plan Benefits, Fund
 Information

Schedule of Assets Held for Investment Purposes as of Year Ended
 December 31, 1998

Schedule of Reportable (5%) Transactions for the Year Ended
 December 31, 1998

Signature






                     UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A

                   Financial Statements and Schedules

                      December 31, 1998 and 1997

               (With Independent Auditors' Report Thereon)




                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A

                             Index


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Plan
 Benefits for the Years Ended December 31, 1998 and 1997

Notes to Financial Statements


                                                      Schedule

Schedule of Assets Held for Investment Purposes
 as of Year Ended December 31, 1998.................      I

Schedule of Reportable (5%) Transactions
 for the Year Ended December 31, 1998................     II








Independent Auditors' Report


Board of Directors
Uniroyal Chemical Company, Inc.
Middlebury, Connecticut:

We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1998 and Reportable (5%) Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/KPMG LLP

June 4, 1999






UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Net Assets Available for Plan Benefits

December 31, 1998 and 1997

                                                 1998         1997

ASSETS:
  Investments:
   Guaranteed investment contracts           $ 5,374,583 $  8,950,115
   Short term investment fund                  2,810,939    3,124,413
   Investments in registered
    investment companies                       2,473,283      231,824
   Investments in common/collective trusts     1,672,534       53,281
   Common stock of
    Crompton & Knowles Corporation               109,938       12,595
   Loans receivable                              217,172      241,184
  Contributions receivable from participants 102,015 115,279 Contribution receivable from Uniroyal
      Chemical Company, Inc.                       6,405        6,682
       Total assets                           12,766,869   12,735,373

LIABILITIES:
    Administrative expenses payable                8,401       14,502

Net assets available for plan benefits      $ 12,758,468 $ 12,720,871



See accompanying notes to financial statements





UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 1998 and 1997

                                       1998          1997

Additions attributed to:
  Investment Income:
    Interest income                $   825,159  $    836,675
    Net appreciation (depreciation)
     in fair value of investments       39,245       (18,895)
                                       864,404       817,780
  Contributions:
    Employer                            69,898        75,447
    Employee                         1,256,926     1,248,910
                                     1,326,824     1,324,357

      Total additions                2,191,228     2,142,137

Deductions attributed to:
  Benefits paid to participants      2,109,631     2,096,863
  Administrative expenses               44,000        48,614
      Total deductions               2,153,631     2,145,477

      Net increase (decrease)           37,597        (3,340)

Net assets available for plan
  benefits at beginning of year     12,720,871    12,724,211
Net assets available for plan
  benefits at end of year          $12,758,468  $ 12,720,871



See accompanying notes to financial statements





                UNIROYAL CHEMICAL COMPANY, INC
                        SAVINGS PLAN A


                  Notes To Financial Statements
                    December 31, 1998 and 1997



1.     Plan Description

     The Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company, Inc. (the "Company") on October 15, 1986 and amended and restated effective September 1, 1997 to provide a means for eligible employees to supplement their retirement income. Participants receive retirement payments as of their retirement date by electing one of several payment options as specified in the Plan. For complete information, see the Plan document.

     The Plan is administered by a Retirement Board consisting of persons appointed by the Board of Directors of the Company.

     Through August 31, 1997 the Plan covered all hourly-rate employees represented by collective bargaining agents at the plants or other locations. After August 31, 1997 the Plan covers all hourly-rate and salaried employees represented by a collective bargaining agent at the plants or other locations or hourly-rate employees not represented by a collective bargaining agent at a plant or location to which the Plan has been extended.

     Company Contributions

     Contributions by the Company are made monthly for each hour for which the participant receives pay from the Company, including 40 hours for each week of vacation eligibility. In addition, the Company will contribute, based upon 40 hours, for any period of absence during which the participant accrues credited service. The rate of contribution per hour is in accordance with the following schedule:

               Years of Service               Rate Per Hour
                 0   -   14                    $ .05
                15   -   24                      .12
                25+                              .18

     except that through August 31, 1997, for all hourly-rate employees at the Gastonia, North Carolina and the Bay Minette, Alabama chemical plants, the rate of contribution per hour was in accordance with the following schedule:

               Years of Service               Rate Per Hour
                 0   -   15                    $ .20
                15+                              .30

     The Plan provides that, except in certain specified events, Company contributions credited to a participant's account are not vested until the completion of three years of service. Thereafter, all Company contributions vest when made.

     Participant Contributions

     Each participant may contribute an amount not to exceed 15% of compensation for each Plan year. Contributions shall be in whole percentages of which up to 10% prior to September 1, 1997 could be made as voluntary regular contributions. Voluntary regular contributions were treated as after tax contributions. The difference between the voluntary regular contributions percentage and the maximum of 15% of compensation was made as voluntary deferred contributions. Voluntary deferred contributions are treated as pre-tax contributions. Due to the Plan amendment participant contributions after September 1, 1997 will be treated as pre-tax contributions.


     Participant contributions are normally made by payroll deductions. In any Plan year, the participant's voluntary and deferred contribution is subject to Internal Revenue Service limitations. Additionally, in any Plan year, the aggregate of the Company and participant contributions made for each employee to all defined contribution plans is limited to the lesser of $30,000 or 25% of the employee's compensation. A participant's voluntary regular and deferred contributions account interest is at all times fully vested.

     Investments
     Prior to September 1, 1997 Employer contributions and participant voluntary and deferred contributions were invested in guaranteed investment contracts and short term investment funds maintained by the State Street Bank and Trust Company ("State Street"). Subsequent to September 1, 1997 Employer contributions are being invested in the Retirement Savings Trust fund maintained by the Vanguard Investment Group. Participant contributions subsequent to September 1, 1997 are being invested in stock and mutual funds maintained by the Vanguard Investment Group.

     The guaranteed investment contracts held by State Street at August 31, 1997 will be held to maturity and invested in short term investment funds. These funds will be transferred to and invested in the Vanguard mutual funds in five annual installments with the initial payment on December 31, 1997. The Company contribution portion of each installment payment will be invested in the Retirement Savings Trust Fund. The balance of each participants transfer will be invested in the same ratio as the participant's then current voluntary contribution allocation. If no current voluntary deferred contributions are then being made by the participant, then such amounts will be invested in the Retirement Savings Trust Fund.

     Withdrawals and Forfeitures

     A participant may withdraw in whole or in part, subject to a 90% maximum on partial withdrawals, his voluntary contributions account at any time, provided that each withdrawal is separated by a period of six months.

     In the event of the termination of a participant's employment with the Company because of retirement or death, the participant or a designated beneficiary shall receive payment of his benefit account balance. At December 31, 1998 and 1997, benefit payments due employees who terminated prior to year end and requested distributions of their accounts totaled $50,478 and $67,211 respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Plan's Form 5500.

     Forfeitures, which consist of Company contributions credited to the Company Basic Contributions Account applicable to participants who terminate from the Plan and are not vested, are valued at the employees' share of the cost of the Plan's investment plus accrued interest thereon and applied to reduce the Company's current obligation to contribute to the Plan. There were no forfeitures in 1998 and 1997.

2.     Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Employee Accounts

     Aon Consulting, the record keeper of the Plan maintains an individual account for each participant called a "Company Basic Contributions Account" showing the amount of Company contributions in fixed principal and income contracts through August 31, 1997. As these contracts mature the proceeds will be invested in short term investments and finally in various Vanguard Funds as selected by the participants.

     The record keeper also maintains, for each participant who elects to make voluntary contributions, a "Voluntary Deferred Contributions Account" showing the amount of participant contributions in various Vanguard Funds.

     Expenses

     Expenses incurred are paid by the Plan except to the extent that the Company shall provide for such payment. The Company provides administrative and accounting services for the Plan at no charge.

     Loans

     The Plan permits participants to borrow funds from their Voluntary Deferred Contributions subject to certain restrictions. The minimum amount that may be borrowed was $500 through August 31, 1997 and $1,000 thereafter. The maximum amount which may be borrowed is the lesser of $50,000 reduced by the greater of (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participants vested interest under the Plan on the date the loan is made or the amount of the participants voluntary deferred account not invested in the Crompton & Knowles Common Stock Fund. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within 10 years through August 31, 1997 and 15 years thereafter.

     Use of Estimates

     The preparation of financial statements is in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.     Investments

     Short Term Investment Fund

     The short-term investments funds are valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. Interest rates for such investments at the end of 1998 and 1997 was 5.3% and 5.8%, respectively.

     Guaranteed Insurance Contracts

     The guaranteed investment contracts with various insurance companies are valued at contract value which approximates fair value. Such investments earned interest at rates ranging from 5.32% to 7.47% during 1998 and at rates ranging from 4.95% to 8.00% during 1997.

     Mutual Funds

     The mutual funds sponsored by registered investment companies are recorded at market valuations which are based on published market prices. Purchases and sales are recorded on a trade date basis.

     Loans Receivable

     The loans receivable from participants are valued at cost plus accrued interest which approximates fair value.


4.     Investments Exceeding 5% of Net Assets

     The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 1998 and 1997 are as follows:


          Description of Investment              1998              1997

          Short Term Investment Fund          $ 2,810,939          $ 3,124,413
          Guaranteed Investment Contracts       5,374,583            8,950,115
          Vanguard Retirement Savings Trust     1,672,534               53,281
          Vanguard Index 500 Portfolio            711,351               61,710
          Vanguard Windsor Fund                   703,985               73,082

5.     Tax Status

     The Internal Revenue Service has determined and has informed the Company by a letter dated in June 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. The Chase Manhattan Bank, Aon Consulting, State Street Bank and Trust Company and The Vanquard Investment Group are parties-in-interest as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974. During the years 1998 and 1997 there were no prohibited party-in-interest transactions.

7.     Priorities Upon Termination of the Plan

     The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

     Upon any terminations of the Plan, or complete and permanent discontinuance of contributions of all participants, the entitlement of each of the participant's Company Basic Contributions Account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable.


8.     Fund Information

     Statement of net assets available and changes in net assets available by fund option for Vanguard Investment Group are presented on the Fund Information attached.



UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
December 31,1998
                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

ASSETS:
Investments in registered
 investment companies     $    -     $  703,985 $   46,690    384,848
Common and collective
  trust                        -          -          -          -
Crompton & Knowles Corp.
 - common stock              109,938      -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             5,180     24,884      2,680     11,267

Net assets available
 for plan benefits        $  115,118 $  728,869 $   49,370 $  396,115

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

ASSETS:
Investments in registered
 investment companies     $  118,588 $   97,425 $  711,351 $  237,782
Common and collective
  trust                        -          -          -          -
Crompton & Knowles Corp.
 - common stock                -          -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             4,215      2,633     20,984      8,213

Net assets available
 for plan benefits        $  122,803 $  100,058 $  732,335 $  245,995


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

ASSETS:
Investments in registered
 investment companies     $    -     $  172,614 $    -     $2,473,283
Common and collective trust1,672,534      -          -      1,672,534
Crompton & Knowles Corp.
 - common stock                -          -          -        109,938
Loans receivable               -          -         16,085     16,085
Contributions receivable from
 plan participants            21,320      6,358      -        107,734

Net assets available
 for plan benefits        $1,693,854 $  178,972 $   16,085 $4,379,574



UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Changes in Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
For the year ended December 31, 1998

                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

Additions attributed to:
 Investment income:
  Interest and dividends  $      174 $   61,218 $      436 $   26,717
  Net appreciation (depreciation)
   in fair value
   of investments            (21,132)   (84,786)      (596)    23,840
                             (20,958)   (23,568)      (160)    50,557
 Contributions:
  Employer                     -          -          -          -
  Employee                    60,522    327,030     27,828    137,097
                              60,522    327,030     27,828    137,097
 Transfers from guaranteed
  investment contracts        42,297    376,360     26,214    128,695
   Total additions            81,861    679,822     53,882    316,349

Deductions attributed to:
 Benefits paid
  to participants              -         14,428      3,555        791
   Total deductions            -         14,428      3,555        791

Inter - fund transfers        16,276    (39,823)   (10,954)    42,749
   Net increase(decrease)     98,137    625,571     39,373    358,307
Net assets available for plan benefits
 at beginning of year         16,981    103,298      9,997     37,808

Net assets available for plan
 benefits at end of year  $  115,118 $  728,869 $   49,370 $  396,115

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and dividends  $    7,373 $    4,249 $   10,021 $   18,763
  Net appreciation (depreciation)
   in fair value
   of investments               (913)     -        110,154       (277)
                               6,460      4,249    120,175     18,486
 Contributions:
  Employer                     -          -          -          -
  Employee                    46,467     46,800    266,003     93,553
                              46,467     46,800    266,003     93,553
 Transfers from guaranteed
  investment contracts        57,025     63,051    284,142    111,807
   Total additions           109,952    114,100    670,320    223,846

Deductions attributed to:
 Benefits paid
  to participants              -         61,866     33,596     11,050
   Total deductions            -         61,866     33,596     11,050

Inter - fund transfers           (30)    30,980      9,459      2,654
   Net increase(decrease)    109,922     83,214    646,183    215,450
Net assets available for plan benefits
 at beginning of year         12,881     16,844     86,152     30,545

Net assets available for plan
 benefits at end of year  $  122,803 $  100,058 $  732,335 $  245,995


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

Additions attributed to:
 Investment income:
  Interest and dividends  $   83,311 $    3,618 $      368 $  216,248
  Net appreciation (depreciation)
   in fair value
   of investments              -         12,955      -         39,245
                              83,311     16,573        368    255,493
 Contributions:
  Employer                    69,898      -          -         69,898
  Employee                   183,115     76,806      -      1,265,221
                             253,013     76,806      -      1,335,119
 Transfers from guaranteed
  investment contracts     1,518,505     91,906      -      2,700,002
   Total additions         1,854,829    185,285        368  4,290,614

Deductions attributed to:
 Benefits paid
  to participants            184,793      8,900      2,741    321,720
   Total deductions          184,793      8,900      2,741    321,720

Inter - fund transfers       (48,371)   (21,398)    18,458      -
   Net increase(decrease)  1,621,665    154,987     16,085  3,968,894
Net assets available for plan benefits
 at beginning of year         72,189     23,985      -     $  410,680

Net assets available for plan
 benefits at end of year  $1,693,854 $  178,972 $   16,085  4,379,574





UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
December 31, 1997
                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

ASSETS:
Investments in registered
 investment companies     $    -     $   73,083 $    7,075 $   27,367
Common and collective trust    -          -          -          -
Crompton & Knowles Corp.
 - common stock               12,595      -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             4,386     30,215      2,922     10,441

Net assets available
 for plan benefits        $   16,981 $  103,298 $    9,997 $   37,808

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

ASSETS:
Investments in registered
 investment companies     $    9,532 $   13,354 $   61,710 $   21,671
Common and collective trust    -          -          -          -
Crompton & Knowles Corp.
 - common stock                -          -          -          -
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants             3,349      3,490     24,442      8,874

Net assets available
 for plan benefits        $   12,881 $   16,844 $   86,152 $   30,545


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

ASSETS:
Investments in registered
 investment companies     $    -     $   18,031 $    -     $  231,823
Common and collective trust   53,281      -          -         53,281
Crompton & Knowles Corp.
 - common stock                -          -          -         12,595
Loans receivable               -          -          -          -
Contributions receivable from
 plan participants            18,908      5,954      -        112,981

Net assets available
 for plan benefits        $   72,189 $   23,985 $    -     $  410,680



UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statement of Changes in Net Assets Available for Plan
 Benefits, Fund Information
Vanguard Group
September 1, 1997 through December 31, 1997

                           Crompton &                        VANGUARD
                            Knowles    VANGUARD   VANGUARD   MORGAN
                             Corp.     WINDSOR    EXPLORER    GROWTH
                             Stock       FUND       FUND       FUND

Additions attributed to:
 Investment income:
  Interest and dividends  $    -     $   10,948 $      700 $    3,037
  Net appreciation (depreciation)
   in fair value
   of investments                234    (12,430)      (923)    (3,088)
                                 234     (1,482)      (223)       (51)
 Contributions:
  Employer                     -          -          -          -
  Employee                    16,553    105,550     10,220     37,859
                              16,553    105,550     10,220     37,859
   Total additions            16,787    104,068      9,997     37,808

Deductions attributed to:
 Benefits paid
  to participants              -            770      -          -
   Total deductions            -            770      -          -

Inter - fund transfers           194      -          -          -
   Net increase(decrease)     16,981    103,298      9,997     37,808
Net assets available for plan benefits
 at beginning of year          -          -          -          -

Net assets available for plan
 benefits at end of year  $   16,981 $  103,298 $    9,997 $   37,808

                           LONG-TERM
                           CORPORATE     VMMR     VANGUARD   VANGUARD
                              BOND      PRIME    INDEX 500     STAR
                              FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and dividends  $      163 $      108 $      717 $    1,762
  Net appreciation (depreciation)
   in fair value
   of investments                106      -            199     (1,599)
                                 269        108        916        163
 Contributions:
  Employer                     -          -          -          -
  Employee                    12,612     16,930     85,236     31,169
                              12,612     16,930     85,236     31,169
   Total additions            12,881     17,038     86,152     31,332

Deductions attributed to:
 Benefits paid
  to participants              -          -          -            787
   Total deductions            -          -          -            787

Inter - fund transfers         -           (194)     -          -
   Net increase(decrease)     12,881     16,844     86,152     30,545
Net assets available for plan benefits
 at beginning of year          -          -          -          -

Net assets available for plan
 benefits at end of year  $   12,881 $   16,844 $   86,152 $   30,545


                           RETIREMENT INTERNATIONAL
                            SAVINGS     GROWTH      LOAN
                             TRUST    PORTFOLIO     FUND      TOTAL

Additions attributed to:
 Investment income:
  Interest and dividends  $      466 $      768 $    -     $   18,669
  Net appreciation (depreciation)
   in fair value
   of investments              -         (1,394)     -        (18,895)
                                 466       (626)     -           (226)
 Contributions:
  Employer                    22,851      -          -         22,851
  Employee                    49,049     24,611      -        389,789
                              71,900     24,611      -        412,640
   Total additions            72,366     23,985      -        412,414

Deductions attributed to:
 Benefits paid
  to participants                177      -          -          1,734
   Total deductions              177      -          -          1,734

Inter - fund transfers         -          -          -          -
   Net increase(decrease)     72,189     23,985      -        410,680
Net assets available for plan benefits
 at beginning of year          -          -          -     $    -

Net assets available for plan
 benefits at end of year  $   72,189 $   23,985 $    -        410,680




UNIROYAL  CHEMICAL COMPANY, INC.
SAVINGS PLAN A                                      Schedule 1

Item 27A - Schedule of Assets Held for Investment Purposes
December 31, 1998

                   Description of Investment
                     including collateral,
Identity             rate of interest,
borrower, lessor     maturity date,                                  Market
or similar party   par or maturity value   SHARES        Cost        Value


State Street Bank Short Term Investment Fund      $  2,810,939 $  2,810,939
 & Trust Company

State Street Bank Guaranteed investment contracts
 &  Trust Company with various insurance companies
                  with various maturities and
                  interest rates ranging
                  from 4.95% to 8.00%                5,374,583    5,374,483

Vanguard
  Trust Co.     Explorer Fund           823.313         45,724       46,690
Vanguard        Long Term Corporate
  Trust Co.       Bond Fund          12,765.149        119,264      118,588
Vanguard
  Trust Co.     Index 500 Portfolio   6,242.655        605,791      711,351
Vanguard        Interntional Growth
  Trust Co.       Portfolio           9,196.335        161,048      172,614
Vanguard
  Trust Co.     VMMR Prime Portfolio 97,425.030         97,425       97,425
Vanguard
  Trust Co.     Star Porfolio        13,239.548        239,797      237,782
Vanguard
  Trust Co.     Morgan Growth Fund   19,515.594        362,667      384,848
Vanguard
  Trust Co.     Windsor Fund         45,214.135        792,760      703,985
Vanguard        Retirement Savings
  Trust Co.       Trust           1,672,533.500      1,672,534    1,672,534
Vanguard        Crompton & Knowles
  Trust Co.       Stock Fund          5,314.223        129,472      109,938
                                                     4,226,482    4,255,755



Loans receivable
  from plan     Loans earn interest at the
  participants   prime rate plus 1%                    217,172      217,172

Total investments                                 $ 12,629,176 $ 12,658,449

* Party in-Interst - All parties listed above




UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A                                              Schedule 2

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998

  Indentity                                                          Net
     of
    Party     Description   Purchase      Selling      Cost of      Gain
  Involved     of Asset       Price        Price        Asset      (Loss)

I. Single Transactions
State Street
  Bank and   Short Term         -         2,700,000    2,700,000     -
  Trust        Investment      668,424      -            668,424     -
  Company      Fund            761,476      -            761,476     -


II. Series of Transactions

State Street
  Bank and   Stable
  Trust        Fixed
  Company     Income fund       -         4,677,142    4,677,142      -

State Street
  Bank and   Short Term
  Trust        Investment
  Company      Fund             -         4,484,154    4,484,154      -
  Bank and   Short Term
  Trust        Investment
  Company      Fund          4,896,570       -         4,896,570      -




                          SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              UNIROYAL CHEMICAL COMPANY, INC.
                              SAVINGS PLAN A





Date: June 30, 1999              By:/s/Peter Barna
                                       Peter Barna
                                       Vice President Finance &
                                       Chief Financial Officer